A.G.P./Alliance Global Partners

590 Madison Avenue, 28th Floor

New York, NY 10022

October 14, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn: Janice Adeloye

Re:	Cosmos Holdings Inc.
Registration Statement on Form S-1
Filed September 19, 2022, as amended
File No. 333-267505

Acceleration Request
Requested Date: October 14, 2022
Requested Time: 5:00 p.m., Eastern Time

Dear Ms. Adeloye:

On behalf of A.G.P./Alliance Global Partners (“AGP”), we are requesting that you withdraw AGP’s request for acceleration of the above-captioned registration statement.

[Signature Page Follows]

Very truly yours,

A.G.P./ALLIANCE GLOBAL PARTNERS

By:	/s/ Thomas J. Higgins
Name:	Thomas J. Higgins
Title:	Managing Director

cc:	Ballard Spahr LLP
Davidoff Hutcher & Citron, LLP

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